 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES CLOSING OF $80 MILLION BOUGHT DEAL FINANCING

CALGARY, ALBERTA (August 9, 2016) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce that it has closed its previously announced bought deal financing (the "Offering") through a syndicate of underwriters (the “Underwriters”), pursuant to which the Company has issued and sold $50 million aggregate principal amount of 6.75% extendible unsecured subordinated convertible debentures (the “Debentures”) at a price of $1,000 per Debenture and 25,000,000 subscription receipts (the “Subscription Receipts”) at a price of $1.20 per Subscription Receipt for aggregate gross proceeds from the Offering of $80 million.

In connection with the Offering, Bellatrix also granted the Underwriters an option to purchase up to an additional 3,750,000 Subscription Receipts at a price of $1.20 per Subscription Receipt for aggregate gross proceeds of up to $4.5 million and $7.5 million aggregate principal amount of Debentures to cover over-allotments and for market stabilization purposes, exercisable in whole or in part at any time, and from time to time, until 30 days after the closing date of the Offering.

The gross proceeds from the sale of the Subscription Receipts and the Debentures (the "Escrowed Funds") will be held by Computershare Trust Company of Canada until the closing of the Company’s previously announced sale of a 35% minority interest in the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at Alder Flats to Keyera Partnership (the "Disposition"). Upon the closing of the Disposition, the Escrowed Funds (less the remaining portion of the fee payable to the Underwriters) will be released to Bellatrix. Bellatrix will utilize the Escrowed Funds to reduce the indebtedness under the Company's credit facilities. The Disposition is expected to close later today.

Upon closing of the Disposition, the holders of Subscription Receipts will automatically receive one common share in the capital of the Company for each Subscription Receipt held, without payment of additional consideration or further action on the part of such holder. In addition, upon closing of the Disposition prior to a Termination Event, the maturity date of the Debentures, which will be initially set at September 30, 2016 (or an earlier date under certain circumstances including if the agreement relating to the Disposition (the "Disposition Agreement") is terminated prior to September 30, 2016), will be automatically extended until September 30, 2021.

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If: (i) at 5:00 p.m. (Calgary time) on September 30, 2016, or such later date as may be agreed between the Corporation and National Bank Financial Inc., on behalf of the Underwriters, provided in no event may such date be extended beyond November 11, 2016 (the "Deadline"), the Disposition has not closed; (ii) at any time prior to the Deadline, the Disposition Agreement is terminated in accordance with its terms; or (iii) at any time prior to the Deadline, Bellatrix has advised the Underwriters or announced to the public that the Company does not intend to proceed with the Disposition (any such event being a "Termination Event"), holders of Subscription Receipts and Debentures shall receive an amount equal to the full subscription price attributable to such holders' Subscription Receipts or Debentures, as applicable, plus their pro rata share of the interest earned on such amount up to and including the time of such Termination Event. In addition, upon the occurrence of a Termination Event, holders of Debentures will be entitled to receive from the Company, any additional amounts owing in excess of the portion of the Escrowed Funds released to such holders to account for interest accrued up to, but excluding, the Initial Maturity Date.

Additional details relating to the Subscription Receipts and the Debentures, including the terms relating to the conversion, redemption and maturity of the Debentures, can be found in the final short form prospectus of the Company dated August 2, 2016, which is available on SEDAR at www.sedar.com. In addition, copies of the agreement governing the terms of the Subscription Receipts and the indenture governing the terms of the Debentures will be available on SEDAR at www.sedar.com and through the United States Securities and Exchange Commission website at www.sec.gov.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

The Subscription Receipts and Debentures offered, and the common shares issuable on conversion thereof, have not and will not be registered under the U.S. Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Act. This press release does not constitute an offer to sell or a solicitation of any offer to buy the Subscription Receipts, Debentures or common shares in the United States.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

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Forward looking statements:

This press release contains forward-looking statements within the meaning of applicable securities laws. The use of any of the words “may”, “expects“ , “remain“, “intends”, “anticipates“, “ongoing“, “initiative“ and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this press release contains forward-looking statements concerning the expected timing for closing of the Disposition, and management’s intention to use the Escrowed Funds to partially repay indebtedness outstanding under its syndicated credit facilities.

Forward-looking statements necessarily involve risks, including, without limitation, risk that all necessary approvals for the closing of the Disposition are not received, other conditions the closing of the Disposition are not satisfied or any other events occur that delay or prevent the closing of the Disposition. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: that all necessary approvals for the closing of the Disposition will be received, other conditions for the closing of the Disposition will be satisfied and no other events will occur that delay or prevent the closing of the Disposition. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2015) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

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